SECOND AMENDMENT
TO
SHARE PURCHASE AGREEMENT

            This SECOND AMENDMENT TO SHARE PURCHASE AGREEMENT (this “Amendment”) is entered into as of November 1, 2018, by and among Silicon Valley Technology Partners, Inc. (formerly Silicon Valley Technology Partners LLC), a Delaware corporation (“Purchaser”), Overland Storage, Inc., a California corporation (the “Acquired Company”), and Sphere 3D Corp., a corporation organized under the laws of Ontario (“Seller”).

RECITALS

            WHEREAS, Purchaser, Acquired Company, and Seller are parties to a Share Purchase Agreement, dated as of February 20, 2018 (as amended by that certain First Amendment to Share Purchase Agreement dated as of August 21, 2018, the “Purchase Agreement”; capitalized terms used but not defined herein have the respective meanings set forth in the Purchase Agreement);

            WHEREAS, pursuant to Section 8.3 of the Purchase Agreement, the parties may cause the Purchase Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Purchaser and Seller; and

            WHEREAS, the parties desire to amend the Purchase Agreement as provided in this Amendment.

            NOW, THEREFORE, in consideration of the foregoing and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

AGREEMENT

1.	Amendment to Section 1.3(a). The second sentence of Section 1.3(a) of the Purchase Agreement shall be deleted in its entirety and shall be replaced with the following:

“At the Closing, the parties hereto agree that the payment of the Estimated Purchase Price shall be satisfied by:

            (i)        receipt by Seller of shares of Series A Preferred Stock, par value $0.0001 per share, of Purchaser, which such shares shall represent 19.9% of the total shares outstanding of Purchaser as of the Closing (or such other percentage as mutually agreed upon by Purchaser and Seller); and

            (ii)       all the obligations and liabilities of Seller and all of its subsidiaries (other than the Acquired Company and its subsidiaries) under or related to the Closing Indebtedness (as defined below), including any guaranties provided by, or joint and several obligations of, Seller and its subsidiaries (other than the Acquired Company and its subsidiaries) relating thereto, being released against Seller and all of its subsidiaries (other than the Acquired Company and its subsidiaries) and assumed by Purchaser, resulting in Seller and all of its subsidiaries (other than the Acquired Company and its subsidiaries) ceasing to have any obligations or liabilities relating to or arising from the Closing Indebtedness, including any guaranties provided by, or joint and several obligations of, Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries) relating thereto.

At the Closing, all Liens granted in connection with any Closing Indebtedness on any of the assets of Seller or any of its subsidiaries (other than the Acquired Company and its subsidiaries), including the Merged Business and the SNAP Business, shall be released. The parties hereto further agree that the Final Purchase Price shall equal the Estimated Purchase Price, as it is satisfied pursuant hereto, and that there shall be no further adjustment to the Purchase Price. For purposes of this Agreement, “Closing Indebtedness” means the Indebtedness pursuant to that certain (i) 8% Senior Secured Convertible Debenture, dated December 1, 2014, by and between the Company and FBC Holdings S.A.R.L., as amended (the “Debenture”), provided that only $18 million of the outstanding principal amount of the Debenture shall be included in the definition of Closing Indebtedness, (ii) Credit Agreement, dated April 6, 2016, by and among Overland Storage, Inc., Tandberg Data GMBH, and Opus Bank, as amended and as assigned to FBC Holdings S.A R.L, and (iii) Subordinated Promissory Note, dated December 11, 2017, by and between Overland Storage, Inc. and MF Ventures, LLC.”

2.	Amendment to Section 1.3. Sections 1.3(b)-(h) are hereby deleted in their entirety.

3.	Amendment to Section 7.1. Section 7.1(b) shall be deleted in its entirety and replaced with the following:

“Asset Transfer and Transition Service Agreement. The Asset Transfer shall have been consummated upon terms mutually agreed upon by Purchaser and Seller, and Purchaser, Seller and the Acquired Company shall have entered into a Transition Services Agreement in such form that is mutually agreed upon by Purchaser, Seller and the Acquired Company.”

4.

Waiver. Purchaser hereby waives any failure by Seller and/or the Acquired Company to comply with any provision of Section 5.1 of the Purchase Agreement and irrevocably releases Seller with respect to any and all claims relating thereto which Purchaser has now or may have hereafter.

5.

No Other Amendments. Except as and to the extent expressly modified by this Amendment, the Purchase Agreement is not otherwise being amended, modified or supplemented and shall remain in full force and effect in accordance with its terms.

6.

Governing Law; Consent to Jurisdiction. This Amendment shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, and subject to the dispute resolution provisions contained in Section 10.7 of the Purchase Agreement.

7.	Counterparts. This Amendment may be executed in one or more counterparts, including by facsimile or electronic transmission, which shall together constitute one agreement.

[Remainder of page intentionally left blank]

            IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to Share Purchase Agreement to be executed by their duly authorized respective officers as of the date first written above.

SILICON VALLEY TECHNOLOGY PARTNERS, INC.

By: /s/ Eric Kelly
Name: Eric Kelly
Title: Chief Executive Officer

OVERLAND STORAGE, INC.

By: /s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: Director

SPHERE 3D CORP

By: /s/ Peter Tassiopoulos
Name: Peter Tassiopoulos
Title: President

[Signature Page to Second Amendment]